

ANNUAL REPORT 2018

(Published to comply with SEC Regulation Crowdfunding, Form C, Annual Report)

ANNUAL REPORT 2018

Each investor should consult his or her own financial adviser, counsel, and accountant as to legal, tax, and related matters concerning his or her investment. The information in this Form is not meant to constitute such advice.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the merits of the offering, nor does it pass upon the accuracy or completeness of any offering, document or literature.

These securities were offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration. The information contained herein may include forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS

1. What is the legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and website of the issuer? (§ 227.201(a))

Sidekick Technologies, Inc. ("Sidekick" or "Company") is a corporation formed on May 12, 2016, in Delaware. The issuer's physical address is 123 Central Street, Hingham, MA 02043. The issuer's web site may be accessed at www.sidekickhome.com.

2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including: each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))

Directors of the Company

Name	Dates of Service	Position	Business Experience
Alex Arata	05/2016 - current	Board Member	n/a
Andrew Austin	05/2016 - current	Board Member	n/a
Dave Dombroski	05/2016 - current	Board member	n/a

Officers of the Company

Name	Dates of Service	Position	Responsibilities	Business Experience
Alex Arata	05/2016 - current	Co-Founder & CEO	Strategy, Business Development, Marketing, Investor Relations	n/a
Andrew Austin	05/2016 – 12/2018	Co-Founder & Treasurer	Strategy, Operations, Finance, Field Expansion	n/a
Dave Dombroski	05/2016 – 12/2018	Co-Founder & Secretary	Field Operations, Customer Service, Workforce Development	n/a

3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))

Name	Securities	Class	Voting Power
Alex Arata	2,020,166	Common	77.8%
Andrew Austin	400,000	Common	11.1%
Dave Dombroski	400,000	Common	11.1%

4. Describe the business of the issuer and the anticipated business plan of the issuer. (§ 227.201(d))

Sidekick takes a different approach to a problem no company has been able to solve – dramatically changing the home improvement process. Introducing The Sidekick – a locally based concierge to manage all home improvement needs. Whether it's on a project basis or through a home property management program, the Sidekick is a homeowner's single point of contact to manage everything from sourcing bids, to selecting contractors, to invoicing and issue resolution. Not only does the Sidekick act as a trusted advisor on behalf of the homeowner throughout the process, they also provide much needed administrative support to a pre-qualified community of contractors, allowing them to work better, faster, and cheaper.

5. How many employees does the issuer currently have? (§ 227.201(e))

0

6. Discuss the material factors that make an investment in the issuer speculative or risky. (§ 227.201(f))

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Material factors that make an investment in Sidekick Technologies, Inc. speculative or risky:
1. Sidekick is a start-up private service company with all the inherent risks associated with such a speculative venture. Investors should not invest unless they can bear the loss of their entire investment due to the speculative nature of start-up companies, including Sidekick. We choose not to list the numerous risks that could adversely affect Sidekick's business because as a start-up company there are infinite risks. Below are examples of some of these potential risks.
2. As a service based business, if Sidekick does not acquire and retain enough customers this could negatively impact the business.
3. As an early stage start-up business, if Sidekick does not secure enough investments this could jeopardize Sidekick's ability to continue the business.
4. As a service based business Sidekick's staff is important to sustaining its business – if Sidekick is not able to recruit and retain qualified staff this could jeopardize Sidekick's ability to adequately service its customers.
5. If the economy takes a downturn this could have a negative impact on Sidekick's business.

7. Describe the ownership and capital structure of the issuer, including: the terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer. (portions of § 227.201(m))

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights
Common	10,000,000	3,609,011	Yes

Those investors that participated in our offering via Netcapital have given their voting rights to a custodian, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital crowdfunding portal. The Common Stock offered via Netcapital has all the same rights, preferences, dilution and conditions as all other common shares of stock issued by the company consistent with Delaware law.

We are not currently offering securities for sale. There is only one class of security, common stock.

8. Describe how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered. (portions of § 227.201(m))

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive return.

The purchasers of the common stock could be subject to dilution as the founders may elect to raise additional outside capital, authorize more shares of the company, create a debt offering, or close the business if circumstances arise that would necessitate such a step.

9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions. (portions of § 227.201(m))

The pre-money valuation of $5,000,000 was set based on the agreed upon rate established by the previous $200,000 of convertible notes raised in 01/17 for Sidekick Technologies, Inc.

10. Describe the risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and a description of (portions of § 227.201(m))

The risks for minority investors on Netcapital are the same risks that would be suffered by any investor who purchases less than 50.1% of the fully diluted equity of a company. As a minority investor, you will have only those rights afforded by Delaware general corporate law. With any minority investment in a private, start-up SaaS company, an investor should be able to bear a compete loss of their investment.

11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:
- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

12. Describe the material terms of any indebtedness of the issuer, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))

Individual Creditors	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Convertible Note #1	$100,000	6%	1/3/20	
Convertible Note #2	$100,000	6%	1/20/20	
Convertible Note #3	$50,000	6%	7/24/20	All Convertible Notes are convertible upon the successful execution of an equity financing of not less than $3,000,000 at the lower of (i) 80% of the price paid by other investors or (ii) the quotient of $5,000,000 divided by the number of common shares outstanding immediately prior to the equity financing.
Convertible Note #4	$250,000	6%	10/19/20	
Convertible Note #5	$100,000	6%	12/18/20	
Convertible Note #6	$50,000	6%	1/12/21	
Convertible Note #7	$50,000	6%	2/16/21	
Convertible Note #8	$50,000	6%	03/08/21	
Convertible Note #9	$50,000	6%	5/7/21	

Convertible Note #10	$50,000	6%	6/1/21	
Convertible Note #11	$50,000	6%	6/4/21	
Convertible Note #12	$150,000	6%	7/27/21	

13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))

Date of Offering	Exemption	Securities Offered	Amount Sold	Use of Proceeds
1/3/17	Reg. D, Rule 506b (Title II of JOBS Act)	Debt	$100,000	Seed capital used for staffing, marketing and general operation.
1/20/17	Reg. D, Rule 506b (Title II of JOBS Act)	Debt	$100,000	Seed capital used for staffing, marketing and general operation.
7/24/17	Reg. D, Rule 506b (Title II of JOBS Act)	Debt	$50,000	Seed capital used for staffing, marketing and general operation.
10/19/17	Reg. D, Rule 506b (Title II of JOBS Act)	Debt	$250,000	Seed capital used for staffing, marketing and general operation.
12/18/17	Reg. D, Rule 506b (Title II of JOBS Act)	Debt	$100,000	Seed capital used for staffing, marketing and general operation.
1/12/18	Reg. D, Rule 506b (Title II of JOBS Act)	Debt	$50,000	Seed capital used for staffing, marketing and general operation.
2/16/18	Reg. D, Rule 506b (Title II of JOBS Act)	Debt	$50,000	Seed capital used for staffing, marketing and general operation.
03/08/18	Reg. D, Rule 506b (Title II of JOBS Act)	Debt	$50,000	Seed capital used for staffing, marketing and general operation.
5/7/18	Reg. D, Rule 506b (Title II of JOBS Act)	Debt	$50,000	Seed capital used for staffing, marketing and general operation.
6/1/18	Reg. D, Rule 506b (Title II of JOBS Act)	Debt	$50,000	Seed capital used for staffing, marketing and general operation.
6/4/18	Reg. D, Rule 506b (Title II of JOBS Act)	Debt	$50,000	Seed capital used for staffing, marketing and general operation.
7/27/18	Reg. D, Rule 506b (Title II of JOBS Act)	Debt	$150,000	Seed capital used for staffing, marketing and general operation.

14. Describe any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the

issuer was incorporated or organized within the past three years, any promoter of the issuer; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the issuer, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))**

No transactions that meet these requirements.

15. Discuss of the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the issuer are provided. An issuer also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the issuer subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Issuers should take into account the proceeds of the offering and any other known or pending sources of capital. Issuers also should discuss how the proceeds from the offering will affect the issuer's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. In addition, issuers should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this question refer to the issuer and its predecessors, if any. (§ 227.201(s))

Sidekick had $20,920 in Cash and Cash Equivalents with an additional $6,134 in Accounts Receivable and Other Current Assets as of December 31, 2018 (as stated in the enclosed Balance Sheet). Sidekick's capital funding comes from outside investors and began in 2016 as well as $900,000 in the form of Convertible Notes received from 2016 throughout 2018 further improving Sidekick's financial position. Sidekick generated $1,241,324 in revenue as of December 31, 2018 (as stated on the enclosed Income Sheet) from over 500 customers in its first 2.5 years of operation. In early 2018, Sidekick launched a geographic expansion plan, expanding its service area 5.5x, leading to significant increases in payroll, marketing and operational expenses. As a result of this expansion, material trends observed in the first half of 2018 included increases in the number of customers, number of job leads and overall size of jobs, while customer retention remained strong. However, Sidekick spent more money on salary, marketing and operations in 2018 than in 2017. This increase in overhead, combined with potential investors backing off from their previous interest, put a significant strain on the business, ultimately causing us to let go staff and pause services in late October. While the business remains on hold as of the start of 2019, a plan is in place to relaunch the business in summer of 2019 with an increased focus on developing and implementing critical technology features, along with further roll out of the 365 annual membership service. Forward looking statements are made to the best of our knowledge and are based on information we have today given current market conditions and business results.

16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))

See enclosed.

Sidekick Technologies, Inc.
Profit and Loss

	2017		2018
Income			
Ann Membership Fee	3,300.00	$	1,210.00
Services Income	364,596.52	$	1,240,768.57
Total Income	$ 367,896.52	$	1,241,978.57
Cost of Goods Sold			
Contractor Services	307,658.06		1,065,483.72
Total Cost of Goods Sold	$ 307,658.06	$	1,065,483.72
Gross Profit	$ 60,238.46	$	176,494.85
Expenses			
Advertising and Promotion	69,644.11	$	144,727.25
Miscellaneous	12,033.19	$	5,144.96
Travel	4,679.24	$	11,933.40
Computer and Tech Development	0.00	$	27,768.35
Deferred Compensation Expense	175,000.00	$	22,590.00
Insurance Expense	8,897.48	$	10,115.48
Interest Expense	16,479.00	$	42,435.56
Merchant deposit fees	3,267.78	$	24,743.95
Office Expense	5,960.80	$	21,792.23
Payroll Expenses	315,548.21	$	678,260.84
Professional Fees & Contract Work	45,348.12	$	50,394.43
Total Expenses	$ 656,857.93	$	1,039,906.45
Net Operating Income	$ (596,619.47)	$	(863,411.60)
Net Income	$ (596,619.47)	$	(863,411.60)

NOTES:

Unaudited financial reports

Wednesday, Apr 24, 2019 12:51:59 PM GMT-7 - Accrual Basis

Sidekick Technologies, Inc.

BALANCE SHEET

As of December 31, 2017

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BoFA Business Checking	263,699.54
Total Bank Accounts	**$263,699.54**
Accounts Receivable	
Accounts Receivable	18,006.21
Total Accounts Receivable	**$18,006.21**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$281,705.75**
TOTAL ASSETS	**$281,705.75**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	1,258.00
Total Accounts Payable	**$1,258.00**
Other Current Liabilities	
Accrued Interest	16,479.00
Customer Deposit	-90.00
Miscellaneous Liability	0.00
Prepaid Credit - Ann Membership	0.00
Total Other Current Liabilities	**$16,389.00**
Total Current Liabilities	**$17,647.00**
Long-Term Liabilities	
Deferred Compensation Liability	175,000.00
Investment Liability	600,000.00
Total Long-Term Liabilities	**$775,000.00**
Total Liabilities	**$792,647.00**
Equity	
Co-Founder Equity	526.98
Net Capital Equity	150,276.30
Retained Earnings	-65,125.06
Net Income	-596,619.47
Total Equity	**$ -510,941.25**
TOTAL LIABILITIES AND EQUITY	**$281,705.75**

Sidekick Technologies, Inc.

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
B of A Wire Account	4,000.00
BoFA Business Checking	16,920.88
Total Bank Accounts	**$20,920.88**
Accounts Receivable	
Accounts Receivable	6,134.84
Total Accounts Receivable	**$6,134.84**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$27,055.72**
TOTAL ASSETS	**$27,055.72**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	4,452.28
Total Accounts Payable	**$4,452.28**
Credit Cards	
BoFA Credit Card	40,997.73
Total Credit Cards	**$40,997.73**
Other Current Liabilities	
Accrued Interest	58,914.56
Customer Deposit	-90.00
Employee Withholdings	
Employee MA Income Tax	-456.00
Total Employee Withholdings	**-456.00**
Miscellaneous Liability	0.00
Prepaid Credit - Ann Membership	0.00
Total Other Current Liabilities	**$58,368.56**
Total Current Liabilities	**$103,818.57**
Long-Term Liabilities	
Deferred Compensation Liability	197,590.00
Investment Liability	1,100,000.00
Total Long-Term Liabilities	**$1,297,590.00**
Total Liabilities	**$1,401,408.57**
Equity	
Co-Founder Equity	526.98
Net Capital Equity	150,276.30
Retained Earnings	-661,744.53

	TOTAL
Net Income	-863,411.60
Total Equity	**$ -1,374,352.85**
TOTAL LIABILITIES AND EQUITY	**$27,055.72**

Sidekick Technologies, Inc.

STATEMENT OF CASH FLOWS

January - December 2017

	TOTAL
OPERATING ACTIVITIES	
Net Income	-596,619.47
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	-15,096.21
Accounts Payable	313.00
Accrued Interest	16,479.00
Customer Deposit	-90.00
Miscellaneous Liability	0.00
Prepaid Credit - Ann Membership	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,605.79**
Net cash provided by operating activities	**$ -595,013.68**
FINANCING ACTIVITIES	
Deferred Compensation Liability	175,000.00
Investment Liability	500,000.00
Co-Founder Equity	526.98
Net Capital Equity	150,276.30
Retained Earnings	1,893.00
Net cash provided by financing activities	**$827,696.28**
NET CASH INCREASE FOR PERIOD	**$232,682.60**
Cash at beginning of period	31,016.94
CASH AT END OF PERIOD	**$263,699.54**

Sidekick Technologies, Inc.

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-863,411.60
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	11,871.37
Accounts Payable	3,194.28
BoFA Credit Card	40,997.73
Accrued Interest	42,435.56
Employee Withholdings:Employee MA Income Tax	-456.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**98,042.94**
Net cash provided by operating activities	**$ -765,368.66**
FINANCING ACTIVITIES	
Deferred Compensation Liability	22,590.00
Investment Liability	500,000.00
Net cash provided by financing activities	**$522,590.00**
NET CASH INCREASE FOR PERIOD	**$ -242,778.66**
Cash at beginning of period	263,699.54
CASH AT END OF PERIOD	**$20,920.88**

Sidekick Technologies, Inc.
Statement of Changes in Stockholder Equity
Two years ending December 31, 2018
(unaudited)

	Common Stock		Retained Earnings (Deficit)	Total Stockholders Equity (Deficit)
	Shares	Amount		
Balance, December 31, 2016	0	$ -		$ -
Conversion from LLC to C-Corp, Transferred Capital			$ (55,824)	$ (55,824)
Issuance of Common Stock	5,458,845	$ 150,803		$ 150,803
Net Income			$ (609,921)	$ (609,921)
Balance, December 31, 2017	5,458,845	$ 150,803	$ (665,745)	**$ (514,942)**
Cancelled shares with no par value	(1,849,834)			
Net Income			$ (863,412)	$ (863,412)
Balance, December 31, 2018	3,609,011	$ 150,803	$ (1,529,157)	$ (1,378,354)

Financial Statement Certification

Sidekick Technologies, Inc.

Certification of Principal Executive Officer Pursuant to Rule 202(a) of Regulation Crowdfunding

I, J. Alexander Arata, certify that the financial statements of Sidekick Technologies, Inc. included in this Form are true and complete in all material respects.



_____
Name: J. Alexander Arata
Title: Co-founder/CEO
Date: April 8, 2019